UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                                 SEC File Number
                                                                    001-16179


(Check  / / Form 10-K  / / Form 20-F  / / Form 11-K  /X/ Form 10-Q
One):  / / Form 10-D / / Form N-SAR  / / Form N-CSR


For Period Ended:     September 30, 2005

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR
For the Transition Period Ended:  _________________________


  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

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PART I -- REGISTRANT INFORMATION

     Energy Partners, Ltd.
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Full Name of Registrant

     N/A
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Former Name if Applicable

    700 Louisiana, Suite 2100
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Address of Temporary Principal Executive Office (Street and Number)

    Houston, Texas 77002
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion
 /X/ thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Energy Partners, Ltd. (the "Company") is unable to file timely a quarterly report on Form 10-Q for the quarter ended September 30, 2005.

The Company's principal executive offices are located in New Orleans, Louisiana within the Presidential Disaster Area resulting from Hurricane Katrina. Because of the extended displacement of the Company from its principal executive offices in the aftermaths of Hurricanes Katrina and Rita, additional time is needed to process the backlog of accounting data without sacrificing the quality of the disclosure controls and procedures in place over the Company's financial reporting.

The Company expects to complete all necessary work to process the backlog of accounting data and to file its Quarterly Report on Form 10-Q for the third quarter ended September 30, 2005 on or before November 14, 2005.

PART IV -- OTHER INFORMATION

     1. Name and telephone number of person to contact in regard to this notification

                          John H. Peper (713) 228-0711
                      (Name) (Area Code) (Telephone Number)

     2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).  /X/ Yes   / / No

     3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
  / / Yes   /X/ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              Energy Partners, Ltd.
                  -------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  November 9, 2005                By:    /s/ David R. Looney
                                             ---------------------------------
                                             Name:  David R. Looney
                                             Title: Executive Vice President
                                                    and Chief Financial Officer